UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96950F104			Page 2 of 15

1.	Name of Reporting Person: The Williams Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,250,000 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,250,000 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 1,250,000 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.9%

14.	Type of Reporting Person (See Instructions): HC;CO

* The Williams Companies, Inc. also may be deemed to beneficially own 7,000,000 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104			Page 3 of 15

1.	Name of Reporting Person: Williams Energy Services, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 821,761 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 821,761 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 821,761 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Energy Services, LLC also directly owns 887,450 subordinated units representing limited partner interests in Williams Partners L.P. and may be deemed to be the beneficial owner of an additional 3,714,411 subordinated units, all of which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104			Page 4 of 15

1.	Name of Reporting Person: Williams Energy, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 447,308 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 447,308 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 447,308 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Energy, L.L.C. also owns 2,504,925 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104			Page 5 of 15

1.	Name of Reporting Person: MAPCO Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 447,308 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 447,308 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 447,308 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): CO

* MAPCO Inc. also may be deemed to beneficially own 2,504,925 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104			Page 6 of 15

1.	Name of Reporting Person: Williams Partners Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 428,239 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 428,239 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 428,239 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

* Williams Partners Holdings LLC also owns 2,398,139 subordinated units representing limited partner interests in Williams Partners L.P., which may be converted into common units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., which is incorporated herein by reference.

CUSIP No. 96950F104			Page 7 of 15

1.	Name of Reporting Person: William Partners GP LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): HC; OO - limited liability company

* Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) The Williams Companies, Inc., a Delaware corporation (“TWC”), (ii) Williams Energy Services, LLC, a Delaware limited liability company (“WES”), (iii) Williams Energy, L.L.C., a Delaware limited liability company (“WE”), (iv) MAPCO Inc., a Delaware corporation (“MAPCO”), (v) Williams Partners Holdings LLC, a Delaware limited liability company (“Holdings”), and (vi) Williams Partners GP LLC, a Delaware limited liability company (“GP LLC”, and together with TWC, WES, WE, MAPCO, Holdings and GP LLC, collectively, the “Reporting Persons”).
     TWC owns directly or indirectly 100% of each of GP LLC, Holdings, WES, WE, Williams Discovery Pipeline LLC, a Delaware limited liability company (“Williams Pipeline”), and MAPCO. MAPCO is the sole member of WE. WES is the sole stockholder of MAPCO and the sole member of Williams Pipeline and GP LLC. GP LLC is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.
     (c) The principal business of TWC is to find, produce, gather, process and transport natural gas. TWC also manages a wholesale power business. The principal business of WES is to hold common and subordinated units in the Issuer and hold interests in GP LLC, Williams Pipeline and ESPAGAS USA Inc. The principal business of WE is to hold common and subordinated units in the Issuer and hold interests in Discovery Producer Services LLC. The principal business of MAPCO is to hold interests in WE. The principal business of Holdings is to hold common and subordinated units in the Issuer. The principal business of GP LLC is to hold a general partner interest and incentive distribution rights in the Issuer and to manage the affairs and business of the Issuer.
     (d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of GP LLC, TWC, MAPCO or WES has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on February 28, 2005 as a Delaware limited partnership to own, operate and acquire a diversified portfolio of complementary energy assets previously owned and operated by TWC and its subsidiaries.

     At the closing of the Issuer’s initial public offering of 5,000,000 common units (“Common Units”) representing limited partner interests in the Issuer (the “Offering”), the following transactions, among others, occurred pursuant to a Contribution, Conveyance and Assumption Agreement by and among the Issuer, GP LLC, WES, WE, Holdings and Williams Pipeline and the other parties thereto:
•	GP LLC contributed certain member interests to the Issuer in exchange for (a) a continuation of GP LLC’s 2.0% general partner interest in the Issuer and (b) incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts);

•	WES contributed certain member interests to the Issuer in exchange for (a) 253,557 Common Units and (b) 887,450 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”);

•	WE contributed certain member interests to the Issuer in exchange for (a) 715,693 Common Units and (b) 2,504,925 Subordinated Units;

•	Williams Pipeline contributed certain member interests to the Issuer in exchange for (a) 345,567 Common Units and (b) 1,209,486 Subordinated Units; and

•	Holdings contributed certain member interests to the Issuer for (a) 685,183 Common Units and (b) 2,398,139 Subordinated Units.
     Subject to the satisfaction of certain financial tests set forth in the Issuer’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the Subordinated Units are convertible into Common Units on a one-for-one basis.
     In connection with the Offering, WES, WE, Williams Pipeline and Holdings granted the underwriters the right to purchase up to an aggregate 750,000 Common Units from the them solely to cover over-allotments (the “Option”). The underwriters fully exercised the Option in connection with the closing of the Offering and, accordingly, (a) WES sold 95,084 Common Units to the underwriters, (b) WE sold 268,385 Common Units to the underwriters, (c) Williams Pipeline sold 129,587 Common Units to the underwriters and (d) Holdings sold 256,944 Common Units to the underwriters. Except as otherwise indicated, the Common Unit numbers reflected throughout this Schedule 13D reflect the number of Common Units owned by the Reporting Persons after the underwriters’ exercise of the Option and the related sale by WES, WE, Williams Pipeline and Holdings of the Common Units noted in the prior paragraph.
     On August 18, 2005, a Listed Person, as set forth on Schedule 1, acquired beneficial ownership of 100 Common Units through an open market purchase at $24.90 per Common Unit.
     On August 23, 2005, certain Listed Persons, as set forth on Schedule 1, acquired beneficial ownership of an aggregate 86,300 Common Units pursuant to the Issuer’s directed unit program at the initial public offering price of $21.50 per Common Unit.
Item 4. Purpose of Transaction
     The Common Units reported in Item 3 above were acquired for investment purposes.
     Pursuant to the Amended and Restated Limited Liability Company Agreement of GP LLC (the “GP LLC Agreement”), WES has the right to appoint the board of directors of GP LLC. Through the right to appoint the board of directors of GP LLC pursuant to the GP LLC Agreement, WES and, through its 100% direct ownership of WES, TWC have the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Reporting Persons’ investment.
     The Subordinated Units owned of record by WES, WE, Williams Pipeline and Holdings are convertible into Common Units on a one-for-one basis once certain financial tests set forth in the Issuer’s Partnership

Agreement are met. Each of WES, WE, Williams Pipeline and Holdings may distribute the Common Units issued upon conversion of the Subordinated Units to their respective members, although they may elect to dispose of some or all of the Subordinated Units earlier in public or private transactions.
     Pursuant to the terms of the Issuer’s Partnership Agreement, among other conditions, GP LLC may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding Common and Subordinated Units, voting together as a single class, including units held by GP LLC and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of GP LLC is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Common and Subordinated Units, voting as separate classes. The ownership of more than 33-1/3% of the outstanding units by GP LLC and its affiliates would give them the practical inability to prevent GP LLC’s removal. As of the closing of the Offering and after the exercise of the Option, TWC indirectly owns a 100% interest in GP LLC and approximately 60% of the outstanding Common and Subordinated Units. Because the Reporting Persons control greater than 33-1/3% of the outstanding units, they can prevent the removal of GP LLC.
     The Issuer’s Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Williams Partners GP LLC as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than GP LLC and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from GP LLC or its affiliates and any transferees of that person or group approved by GP LLC or to any person or group who acquires the units with the prior approval of the board of directors of GP LLC.
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as our general partner.
     TWC may lend money to the Issuer from time to time in the future pursuant to the revolving credit facility described in Item 6 below to fund the Issuer’s working capital borrowings. The decision to borrow money will be based on the Issuer’s working capital needs in the future. Further, subject to the limitations contained therein, the Issuer may borrow money from time to time in the future pursuant to TWC’s amended and restated credit agreement described in Item 6 below for general corporate purposes, including acquisitions.
     As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Persons and certain of the Listed Persons in connection with the Offering and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that under New York Stock Exchange rules one additional independent director must be appointed to the board of directors of GP LLC within three months of the listing of the Common Units on the New York Stock Exchange and one additional independent director must be appointed to the board of directors of GP LLC within 12 months of such listing;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2005 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) (1) WE is the record and beneficial owner of 447,308 Common Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 7,000,000 Common Units outstanding as of August 23, 2005, represents 6.4% of the outstanding Common Units. WE also is the record owner of 2,504,925 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (2) MAPCO, as the sole member of WE, may, pursuant to Rule 13d-3, be deemed to beneficially own 447,308 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,000,000 Common Units outstanding as of August 23, 2005, represents 6.4% of the outstanding Common Units. MAPCO may also be deemed to be the beneficial owner of 2,504,925 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (3) Holdings is the record and beneficial owner of 428,239 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,000,000 Common Units outstanding as of August 23, 2005, represents 6.1% of the outstanding Common Units. Holdings also is the record owner of 2,398,139 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement.
          (4) WES is the record owner of 158,473 Common Units and, as the sole stockholder of MAPCO and the sole member of Williams Pipeline, may, pursuant to Rule 13d-3, be deemed to beneficially own the 447,308 Common Units held of record by WE and the 215,980 Common Units held of record by Williams Pipeline, for a total of 821,761 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 7,000,000 Common Units outstanding as of August 23, 2005, represents 11.7% of the outstanding Common Units. WES is also the record owner of 887,450 Subordinated Units and, as the sole stockholder of MAPCO and the sole member of Williams Pipeline, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,504,925 Subordinated Units held of record by WE and the 1,209,486 Subordinated Units held of record by Williams Pipeline, for a total of 4,601,861 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (5) TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 1,250,000 Common Units held of record by WES, WE, Williams Pipeline and Holdings, which based on calculations made in accordance with Rule 13d-3 and there being 7,000,000 Common Units outstanding as of August 23, 2005, represents 17.9% of the outstanding Common Units. TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 7,000,000 Subordinated Units held of record by WES, WE, Williams Pipeline and Holdings, which represent all of the outstanding Subordinated Units as of August 23, 2005. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement. TWC, as the sole member of WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (6) GP LLC, as the sole general partner of the Issuer, does not beneficially own any Common Units of the Issuer. However, GP LLC does own a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream Natural Gas Liquids, Inc., Williams Natural Gas Liquids, Inc. and ESPAGAS USA Inc. — may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Omnibus Agreement
     Under the terms of an Omnibus Agreement, dated August 23, 2005, entered into among the Issuer, GP LLC, WES, WE, Williams Pipeline, Holdings, Williams Partners Operating LLC and (for purposes of Articles V and VI thereof only) TWC (the “Omnibus Agreement”):

•	TWC will provide the Issuer with a five-year partial credit for general and administrative, or G&A, expenses incurred on the Issuer’s behalf. For 2005, the amount of this credit will be $3.9 million on an annualized basis but will be pro rated from the closing of the Offering through the end of the year. Beginning in 2006, the amount of the G&A credit will be $3.2 million, and the amount of the credit will decrease by $800,000 for each subsequent year. As a result, after 2009, the Issuer will no longer receive any credit and will be required to reimburse TWC for all of the G&A expenses incurred on the Issuer’s behalf.

•	TWC will indemnify the Issuer after the closing of the Offering against certain environmental and related liabilities arising out of or associated with the operation of the assets before the closing date of the Offering. These liabilities include both known and unknown environmental and related liabilities, including: (i) remediation costs associated with the KDHE Consent Orders and certain fugitive natural gas liquids associated with the Issuer’s Conway storage facilities; (ii) the costs associated with the installation of wellhead control equipment and well meters at the Issuer’s Conway storage facility; (iii) KDHE-related cavern compliance at the Issuer’s Conway storage facility; and (iv) the costs relating to the restoration of the overburden along the Issuer’s Carbonate Trend pipeline in connection with erosion caused by Hurricane Ivan in September 2004. TWC will not be required to indemnify the Issuer for any project management or monitoring costs. This indemnification obligation will terminate three years after the closing of the Offering, except in the case of the remediation costs associated with the KDHE Consent Orders which will survive for an unlimited period of time. There is an aggregate cap of $14.0 million on the amount of indemnity coverage, including any amounts recoverable under the Issuer’s insurance policy covering those remediation costs and unknown claims at Conway. In addition, the Issuer is not entitled to indemnification until the aggregate amounts of claims exceed $250,000. Liabilities resulting from a change of law after the closing of the Offering are excluded from the environmental indemnity by TWC for the unknown environmental liabilities.

•	TWC will also indemnify the Issuer for liabilities related to:
•	certain defects in the easement rights or fee ownership interests in and to the lands on which any assets contributed to the Issuer are located and failure to obtain certain consents and permits necessary to conduct the Issuer’s business that arise within three years after the closing of the Offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.
•	TWC will reimburse the Issuer for the excess (up to $3.4 million) of the Issuer’s 40% share (approximately $27.8 million) of the total cost of the Tahiti pipeline lateral expansion project above the amount of the required escrow deposit ($24.4 million) attributable to the Issuer’s 40% interest in Discovery Producer Services LLC, a Delaware limited liability company (“Discovery”). TWC will reimburse the Issuer for these capital expenditures upon the earlier to occur of a capital call from Discovery or Discovery actually incurring the expenditure. TWC will also reimburse the Issuer for its 40% share of any liability to Discovery for potential shipper refunds that may be required by FERC for retained system gas gains and the over-recovery of lost and unaccounted-for gas at Discovery in excess of $4.0 million.

•	TWC will indemnify the Issuer for any liabilities associated with the failure of a TWC affiliate to assign a license relating to a fractionation process used at the Conway fractionation facility to the Issuer and/or any costs incurred in obtaining a consent to such assignment.

•	TWC and its affiliates will grant a license to the Issuer for the use of certain marks, including the Issuer’s logo, for as long as TWC controls GP LLC, at no charge.
Issuer’s Partnership Agreement
     GP LLC, as the sole general partner of the Issuer, WE, WES, Williams Pipeline and Holdings, as limited partners of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement of the Issuer.
Cash Distributions

     Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.35 per unit per quarter, or $1.40 per unit on an annualized basis, if the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to GP LLC in reimbursement for all expenses incurred by it on the Issuer’s behalf. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:
     first, 98% to the common unitholders, pro rata, and 2% to GP LLC, until each outstanding common unit has received the minimum quarterly distribution for that quarter;
     second, 98% to the common unitholders, pro rata, and 2% to GP LLC, until each outstanding common unit has received any arrearages in payment of the minimum quarterly distribution for any prior quarters during the subordinated period;
     third, 98% to the subordinated units, pro rata, and 2% to GP LLC, until each subordinated unit has received the minimum quarterly distribution for that quarter; and
     fourth, 98% to all unitholders, pro rata, and 2% to GP LLC, until each unitholder has received a distribution of $0.4025 per unit for that quarter.
     If cash distributions per unit exceed $0.4025 in any quarter, GP LLC will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”
Conversion of Subordinated Units
     Pursuant the terms of the Issuer’s Partnership Agreement, in any quarter during the subordination period (the period Subordinated Units are outstanding), the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.35 only after the Common Units have received the minimum quarterly distribution and any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue distribution arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Issuer’s Partnership Agreement. These financial tests require, among other things, that the Issuer either (a) have earned and paid the minimum quarterly distribution and arrearages (if any) on all of its outstanding units for any three consecutive, non-overlapping four-quarter periods or (b) have earned and paid an amount that equals or exceeds 150% of the annualized minimum quarterly distribution on each outstanding unit for any four-quarter period. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
Limited Call Right
     Pursuant to the Issuer’s Partnership Agreement, if at any time GP LLC and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, GP LLC will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by GP LLC, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of: (i) the highest price paid by either of GP LLC or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which GP LLC first mails notice of its election to purchase those partnership securities; and (ii) the current market price as of the date three days before the date the notice is mailed.
Voting Rights
     The Partnership Agreement of the Issuer sets forth the voting rights of the partners of the Issuer (including WES, WE, Williams Pipeline, Holdings and GP LLC), including, among others, those for the removal of GP LLC as the Issuer’s general partner, the transfer of the general partner interest in the Issuer and the transfer of the incentive distribution rights in the Partnership.

Registration Rights
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as the Issuer’s general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
Amended and Restated Limited Liability Company Agreement of GP LLC
     Under the Amended and Restated Limited Liability Company Agreement of GP LLC, WES has the right to elect the members of the board of directors of GP LLC.
Credit Facilities
Working Capital Facility
     At the closing of the Offering, the Issuer entered into a $20 million revolving credit facility with TWC as the lender. The facility will be available exclusively to fund working capital borrowings. Borrowings under the facility will mature on May 3, 2007. The Issuer must pay a commitment fee to TWC on the unused portion of the facility of 0.30% annually. The Issuer is required to reduce all borrowings under the facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the facility. The foregoing description of the revolving credit facility is qualified in its entirety by reference to the revolving credit facility filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated by its entirety in this Item 6.
TWC Amended and Restated Credit Agreement
     The Issuer also has the ability to borrow up to $75 million under TWC’s amended and restated credit agreement for general partnership purposes, including acquisitions, but only to the extent that sufficient amounts remain unborrowed by TWC and its other subsidiaries. Borrowings under the agreement mature on May 3, 2007. The foregoing description of the amended and restated credit agreement is qualified in its entirety by reference to the amended and restated credit agreement filed as Exhibit 1.1 to TWC’s current report on Form 8-K (File No. 001-04174) filed with the Commission on May 26, 2005 which is incorporated by its entirety in this Item 6.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Omnibus Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Omnibus Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. and certain other parties named therein (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement, dated August 23, 2005, between The Williams Companies, Inc. and Williams Partners L.P. (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit E	Amended and Restated Credit Agreement dated as of May 20, 2005 among The Williams Companies, Inc., Williams Partners L.P., Northwest Pipeline Corporation, Transcontinental Gas Pipe Line Corporation, and the Banks, Citibank, N.A. and Bank of America, N.A., and Citicorp USA, INC. as administrative agent (attached as Exhibit 1.1 to The Williams Companies, Inc.’s current report on Form 8-K (File No. 001-04174) filed with the Commission on May 26, 2005 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed herewith).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2005

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel

Name: Donald R. Chappel
Title: Senior Vice President & Chief Financial Officer

Williams Energy Services, LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Senior Vice President

Williams Energy, L.L.C.

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Senior Vice President & General Manager – Business Development

MAPCO Inc.

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chairman of the Board, Senior Vice President & General Manager

Williams Partners Holdings LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chief Operating Officer

Williams Partners GP LLC

By:	/s/ Alan S. Armstrong

Name: Alan S. Armstrong
Title: Chief Operating Officer

Schedule 1
Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

William E. Hobbs
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Power
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

Michael P. Johnson, Sr.
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 25,100 (less than 1%)* $ @

Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 300 (less than 1%)* # &

Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Board of Directors of The Williams Companies, Inc.

Irl Engelhardt
c/o Peabody Energy
701 Market Street, 9th Floor
St. Louis, Missouri 63101
Principal Occupation: Chairman and chief executive officer of Peabody Energy, a private-sector coal company
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Charles M. Lillis
9785 Maroon Circle, Suite 110
Englewood, Colorado 80112

Principal Occupation: Co-founder and principal of LoneTree Partners, a private equity investing group
Citizenship: USA
Amount Beneficially Owned: 0

George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

William G. Lowrie
24 Eagle Island Place
Sheldon, South Carolina 29441
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
(see above)

Janice D. Stoney
1314 Douglas-On-The-Mall
Omaha, Nebraska 68102
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Joseph H. Williams
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,500 (less than 1%)* # &

Executive Officers of MAPCO Inc.

Alan S. Armstrong
(see above)

Mary Jane Bittick
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president – finance & accounting, Midstream of The Williams Companies,
Inc.
Citizenship: USA

Amount Beneficially Owned: 500 (less than 1%)* # &

Board of Directors of MAPCO Inc.

Alan S. Armstrong
(see above)

R.T. Cronk
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, technical services of Williams Midstream Gas and Liquids, a segment of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Steven J. Malcolm
(see above)

Executive Officers of Williams Energy Services, LLC

Steven Malcolm
(see above)

Alan S. Armstrong
(see above)

Michael P. Johnson
(see above)

Board of Directors of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Michael P. Johnson
(see above)

Donald R. Chappel
(see above)

Executive Officers of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

James J. Bender
(see above)

Board of Directors of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

Phillip D. Wright
(see above)

Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

* Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units
+ Listed Person holds such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
# Listed Person acquired Common Units pursuant to Issuer’s directed unit program
$ Listed Person acquired 25,000 Common Units pursuant to Issuer’s directed unit program and 100 Common Units in the open market
& Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
@ Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units

EXHIBIT INDEX

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Williams Partners L.P., Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Partners GP LLC, (for purposes of Articles V and VI thereof only) The Williams Companies, Inc. and certain other parties named therein (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit D	Working Capital Loan Agreement, dated August 23, 2005, between The Williams Companies, Inc. and Williams Partners L.P. (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 and incorporated herein in its entirety by reference).

Exhibit E	Amended and Restated Credit Agreement dated as of May 20, 2005 among The Williams Companies, Inc., Williams Partners L.P., Northwest Pipeline Corporation, Transcontinental Gas Pipe Line Corporation, and the Banks, Citibank, N.A. and Bank of America, N.A., and Citicorp USA, INC. as administrative agent (attached as Exhibit 1.1 to The Williams Companies, Inc.’s current report on Form 8-K (File No. 001-04174) filed with the Commission on May 26, 2005 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed herewith).